Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of McDermott International, Inc. for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units, and to the incorporation by reference therein of our reports dated February 20, 2018, with respect to the consolidated financial statements of Chicago Bridge & Iron Company N.V., and the effectiveness of internal control over financial reporting of Chicago Bridge & Iron Company N.V., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

September 28, 2018